STMicroelectronics N.V. Amsterdam 39, chemin du Champ-des-Filles 1228 Plan-les-Ouates, Geneva, Switzerland Phone +41 22 929 2929 Fax +41 22 929 2900	Kevin L. Vaughn Accounting Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Mail Stop 6010

May 31, 2013

Re:	STMicroelectronics N.V.
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed March 4, 2013
File No. 1-13546

Dear Mr. Vaughn:

This letter has been prepared by STMicroelectronics N.V. (the “Company”) in response to the Comment Letter, dated May 16, 2013 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission, addressed to Mr. Carlo Bozotti, the Company’s Chief Executive Officer.

Set forth below is the Company’s response to the Comment Letter.  The headings correspond to the Comment Letter, whose text is copied below in italics for your reference.

Form 20-F for the Fiscal Year Ended December 31, 2012

Critical Accounting Policies Using Significant Estimates, page 42

Impairment of Goodwill, page 44

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We note your disclosure of the goodwill impairment for the Wireless reporting unit in 2012. In your prior response letter dated July 3, 2012, you provided support for the full amount of goodwill recorded in your financial statements for the Wireless segment at December 31, 2011. In that response, you provided information regarding forecasted revenues for the Wireless segment, which you stated were based on existing customer contracts, current customer design wins, research and development collaborations and your expectations of market developments. You stated that you maintained confidence in your forecasted growth in Wireless, citing “several design wins with top-tier customers for the android operating systems and non-Android operating systems.” You also cited a number of expressions of interests as support for your planned growth. Please tell us more about the events and circumstances that occurred from December 31, 2011 to September 30, 2012, the date you recorded the impairment of the Wireless segment goodwill. Cite any specific events or factors that impacted your assessment of the projected future revenues and discounted cash flows.

May 31, 2013

In this regard, discuss the significance of the design wins you referred to in the 2012 response letter and also discuss what transpired relating to the “expressions of interest” that you referred to in the 2012 response letter. If your projections relied significantly on arrangements with specific customers and such arrangements did not result in the revenue that had been expected, separately summarize the events that transpired relating to those arrangements.

Response:  The semiconductor industry, and in particular the wireless sector, is subject to rapid evolution and fast-changing market dynamics.  As the Company noted in its annual report on Form 20-F for the year ended December 31, 2011, the wireless activities carried out by ST-Ericsson were shifting from legacy to new products, and though its path to success was challenging, ST-Ericsson was continuing to focus on the successful execution and delivery of its new products to customers, while lowering its break-even point.  The Company also stated in its annual report on Form 20-F for the year ended December 31, 2011, it would “continuously monitor ST-Ericsson’s business evolution,”  would evaluate the progress of ST-Ericsson “on a regular basis” and “may consider additional actions to solidify and accelerate ST-Ericsson’s path to profitability.” As the Company noted in its response letter to the Staff on July 3, 2012, the Company continued to monitor the carrying value of the assets in the Wireless segment. As disclosed in its annual report on Form 20-F for the year ended December 31, 2012, the Company performed its annual impairment test of goodwill on each of its reporting units during the third quarter of 2012.  Based upon the first step of the goodwill impairment test, the Company was required to conduct the second step of the impairment test for the Wireless reporting unit, whose estimated fair value was lower than its carrying value.  As a result, the Company recorded a preliminary impairment of $690 million in the third quarter of 2012.  A discussion of the specific events leading to the recording of this impairment and how these events impacted the Company’s assumptions for the Wireless reporting unit follows.

May 31, 2013

ST-Ericsson appointed a new Chief Executive Officer effective December 1, 2011.  ST-Ericsson’s leadership team was requested by the parent companies to review the strategic plans and financial prospects of ST-Ericsson.  The Company, together with the joint venture partner Ericsson, confirmed its commitment to support ST-Ericsson.  The leadership team’s review was not completed until after the Company filed its 2011 Form 20-F, and the results of the review were ultimately announced on April 23, 2012. ST-Ericsson’s new strategic direction was built on four main pillars: strategic focus, partnership in the development of application processors, accelerating time-to-market and lowering the break-even point.  Accordingly, ST Ericsson’s management prepared a revised five-year plan.  This new plan refocused the joint venture’s cost structure and product portfolio, principally by concentrating the joint venture’s efforts on a reduced number of products, which included transferring the development of the stand-alone application platform from ST-Ericsson to the Company.  This resulted in a significant reduction of revenues coupled with significant cost savings for ST-Ericsson.  These cost savings included cancelled R&D projects related to discarded products and a restructuring plan that contemplated a reduction of ST-Ericsson’s workforce by 1,700 employees.  This new plan was considered to be a triggering event requiring the Company to perform an impairment test on goodwill at the end of the first quarter of 2012, which resulted in the conclusion that no impairment was required because the fair value of the Wireless segment continued to exceed its carrying value, as reported in the Company’s current report on Form 6-K filed with the Commission on May 8, 2012.

In the first quarter of 2012, ST-Ericsson announced design wins for the following smartphones:  two new Xperia smartphones from Sony Mobile Communications, the Samsung Galaxy S Advance, and a new Panasonic smartphone. ST-Ericsson also announced several top-tier design wins during the second quarter of 2012.  For example, Samsung continued to incorporate the ST-Ericsson NovaThor ModAp platforms into its award-winning Samsung GALAXY smartphone line with the announcement of the Samsung GALAXY Beam and Samsung GALAXY Ace 2.  In addition, China Unicom and Yulong also became customers of the NovaThor platform.  Another design win was the Shanda Bambook smartphone, which was the first from a China-based company powered by the ST-Ericsson NovaThor U8500 ModAp solution.  In terms of financial results, the Wireless segment’s second quarter 2012 results improved compared to the first quarter, with net revenues increasing by 19%, combined with a reduction in its net operating losses, excluding restructuring charges, in line with the new strategic Wireless business plan.  However, ST-Ericsson continued to report a negative cash flow.

Despite the good flow of design wins earned by ST-Ericsson during the first half of 2012 and the good results in terms of new order bookings for the first and second quarters of 2012, the evolution of the overall semiconductor industry, new dynamics in the wireless market, and specific challenges in the LTE modem development at ST-Ericsson weighed negatively on the evolution of ST-Ericsson’s plans.

May 31, 2013

The semiconductor market growth expected in the second half of the year did not materialize. Gartner, a leading research organization, significantly changed its views on the semiconductor market at the end of the second quarter of 2012 and cut its projection for the full-year growth rate for semiconductor market revenues from 4.0% to 0.6%. Furthermore, Gartner reduced significantly its revenue projections for 2013 to 2016. This negative trend was later corroborated by the industry organization World Semiconductor Trade Statistics, which reported in early 2013 that the actual revenues of the overall semiconductor industry decreased in 2012 on a year-over-year basis by approximately 3%.

It also became increasingly evident during 2012 that the wireless industry was undergoing important structural changes, as reported by various industry analysts and market researchers.  The principal trends shaping the wireless market relevant for ST-Ericsson included the following: (i) polarization of the smartphone market between Samsung and Apple as the two market leaders and the other manufacturers, (ii) mixed success of original equipment manufacturers belonging to what is called in the wireless industry the “tier two” category, such as HTC, Nokia, Research in Motion and Sony Mobile Communications, which experienced a reduction in their market share despite new product launches, resulting in a market share in the second quarter of 2012 of only 22% for smartphone units, compared to 41% for the same period in the previous year, (iii) the rise of low-cost smartphones, which led to an overall decrease in average selling prices and a consequent reduction in revenues for smartphone/tablet manufacturers, and (iv) increasing vertical integration at Samsung and Apple, in which these large market players were either increasing the sourcing of their semiconductor requirements from internal sources or internally designing key semiconductor components for outsource manufacturing under their control.  The Company considered that these evolving market trends had a negative potential impact on the market served by ST-Ericsson and thus weighed negatively on the joint venture’s future.  Additionally, during the second and the third quarters of 2012, it also became evident that certain challenges in the ongoing development of ST-Ericsson’s LTE modem platform would have impacted the feasibility of meeting certain critical customer milestones. As a consequence of this development delay, the projected revenues from the LTE modem and LTE Modap had to be revised downward to reflect lower sales and market share at certain major customers, even though these customers continued to express interest in ST-Ericsson’s innovative architecture and silicon technology roadmap.

Furthermore, ST-Ericsson and its parents also initiated discussions with interested parties for a potential transaction involving all or part of the Wireless segment’s assets. These discussions started during the second quarter of 2012 and continued during the third and fourth quarters of 2012.  While advanced discussions continued over an extended period of time, no transaction ever materialized.  However, these discussions did provide the Company with additional market insight and further corroborated the market trends described above.

May 31, 2013

Taking into consideration the above-described events and factors impacting the Wireless segment, the Company revised the Wireless segment’s business plan at the end of the third quarter of 2012.  In particular, the revised plan considered:  (i) a sharp decline in net order bookings for ST-Ericsson during the third quarter of 2012 of 86% compared to the second quarter 2012 and 87% compared to the first quarter 2012, resulting from significant demand reduction, which, together with the overall negative developments in the semiconductor market, led to a downward revision of 14% for the forecasted revenues for the second half of 2012; and (ii) a significant reduction in projected revenues by approximately 16% for the period 2013 – 2016, again to reflect the structural changes in the wireless industry and the delay in the development of the LTE platform, including a major decline in revenues from customers in the first and second tiers. This revised business plan was considered in conjunction with the annual impairment test in the third quarter of 2012, leading to the preliminary impairment of $690 million.

During the fourth quarter of 2012, as part of the Company’s new strategic plan and taking into consideration the latest market dynamics, the challenges related to the development of the LTE platform, the need for significant cash resources in a difficult overall market situation, and the unsuccessful results of the negotiations for a potential sale of all or a portion of the Wireless segment’s assets, the Company decided to exit the ST-Ericsson joint venture. In light of this decision, the Company consequently undertook a further impairment test and estimated the fair value of all assets and liabilities allocated to the Wireless reporting unit, including the implied fair value of goodwill.  As a result, the Company recorded in the fourth quarter of 2012 an additional impairment charge of $232 million on goodwill, effectively writing off the total amount of goodwill allocated to the Wireless reporting unit.

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In connection with responding to the Staff’s comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing.  The Company further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.  Finally, the Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

May 31, 2013

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 011-41-22-929-2998.

Very truly yours, /s/ Carlo Bozotti Carlo Bozotti Chief Executive Officer, STMicroelectronics N.V.

cc:	Martin James
Senior Assistant Chief Accountant, Securities and Exchange Commission

Gary Newberry
Staff Accountant, Securities and Exchange Commission

Robert Treuhold
Shearman & Sterling LLP

Travis Randolph
PricewaterhouseCoopers SA